BY EDGAR

Ms. Lisa Kohl
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3720

Fax Number: (703) 813-6980

October 14, 2011

Re:      Brazilian Distribution Company

Form 20-F for the Fiscal Year ended December 31, 2010

Commission File No. 001-14626, filed on July 1, 2011, and amended on July 29, 2011

Dear Ms. Kohl:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated September 15, 2011 concerning the above-referenced filing on Form 20-F (the “20-F”).

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company advises you as follows regarding your comments.

The Company also advises you that once your review process of the 20-F is concluded, it will file an amendment to the 20-F to include the revised disclosures as appropriate.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

SEC Comment No. 1

Please disclose any capital expenditures currently in progress and the method of financing for such expenditures.  Refer to Item 4.A.6 of Form 20-F and provide us with your proposed disclosure.

Response to Comment No. 1

The Company will revise the disclosure in Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan to include in the first paragraph the following:

“The Company’s capital expenditure and investment plan for 2011 was approved by its shareholders at the general shareholders’ meeting held on March 31, 2011.  The plan contemplates capital expenditures and investments for 2011 in the total amount of up to R$1.4 billion relating to (i) the conversion of stores and opening of new stores and purchase of real estate, (ii) the renovation of existing stores, and (iii) improvements to information technology, expansion of distribution facilities and other infrastructure-related capital expenditures and investments.  The Company spent R$586.8 million in the six-month period ended June 30, 2011, of which (i) R$126.7 million were related to the opening of new stores and purchase of real estate, (ii) R$244.7 million were related to the conversion of stores and renovation of existing stores, and (iii) R$215.4 million were related to improvements to information technology, expansion of distribution facilities and other infrastructure-related capital expenditures and investments.

The Company has historically financed its capital expenditures and investments mainly with cash flow generated from its operations.  The Company plans to continue financing its capital expenditures and investments principally with cash flow from its operations.  Thus, the Company does not expect to incur additional indebtedness to support its capital expenditures and investments.”

SEC Comment No. 2

We note your disclosure in the second paragraph of this section that you spent R$3,641.8 million on acquisitions from 2008 through 2010.  However we also note your disclosure that your total capital expenditures from 2008 to 2010 was R$3,641.8 million and that the chart included on page 17 indicates that you spent R$1,110.3 million on acquisitions.  Please revise and provide us with your proposed disclosure.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Response to Comment No. 2

The Company’s total aggregate capital expenditures and investments were R$3,641.8 million from 2008 through 2010.  In addition, the Company also spent R$1,110.3 million in acquisitions during the same period.  Accordingly, the Company will revise the disclosure in the last sentence of the second paragraph of Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan as follows: “We spent an aggregate of R$1,110.3 million in cash on acquisitions from 2008 through 2010.”

SEC Comment No. 3

We note the following statements:

•                     “The home appliances retail sector was the second most important segment in the retail business, after the food retail segment. .. .”  (page 18)

•                     “As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics.”  (page 19)

•                     “The cash-and-carry segment (atacarejo segment), a wholesale segment in the retail food industry, is one of the fastest growing market segments in Brazil in terms of new store openings.”  (page 24)

Please disclose the basis for such statements and provide us with your proposed disclosure.  Alternatively, if these statements are based upon management’s belief, please revise to state this fact.

Response to Comment No. 3

The Company will revise the disclosure of the statements in Item 4B. Business Overview—The Brazilian Retail Business as follows:

(i) The first sentence of the third paragraph on page 18: “According to data published in February 2011 by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the home appliance retail sector was the second most important segment in December 2010 in the retail business in terms of sector revenues, after the food retail segment.”

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

(ii) The third sentence of the first paragraph on page 19: “Our management believes based on internal data for the years immediately following the introduction of the real, that even small purchasing power increments generally result in significant increases in consumption in absolute terms, as well as increased expenditures in premium-priced food products and other non-food items, including home appliances and consumer electronics.”

(iii) The first sentence of fourth paragraph on page 24: “Our management believes based on the Brazilian magazine “Super Varejo” (“Super Retail”) published in July 2010 and on internal data, that the cash-and-carry segment (atacarejo  segment), a wholesale segment in the retail food industry, has been one of the fastest growing market segments in the food retail industry in Brazil in terms of new stores, when proportionately compared to other market segments in this industry from 1970 until 2009.

SEC Comment No. 4

We could not locate in this section a breakdown of your total revenues by category of activity and geographic market for each of the last three fiscal years.  Please revise to include this information or to provide a cross-reference to such information in your financial statements or footnotes thereto.  Please refer to Item 4.B.2 of Form 20-F and provide us with your proposed disclosure.

Response to Comment No. 4

The Company operates its business entirely in Brazil and 82.5% of its consolidated net sales for the year ended December 31, 2010 derived from the Southeast region, which consists of the States of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.  The other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remainder of the Company’s consolidated net sales for the year ended December 31, 2010.  In addition, none of these regions represents individually more than 10% of the consolidated net sales.

As disclosed in Item 4B. Business Overview—Our Company and –Operations and also in Item 5A.  Operating Results, management analyzes total revenues by business segments as opposed to a breakdown of total revenues by business segment and geographic market.  Thus, management respectfully notes that in its view a breakdown of the Company’s total revenues by business segment and geographic market is not material for an understanding of the Company’s business and operations.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

The Company will revise the disclosure in Item 4B. Business Overview—Our Company—Segment Revenue and Income Distribution to include as a last paragraph the following:

“The Company operates mainly in the Southeast region of Brazil, which consists of the States of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.  The Southeast region accounted for 82.5% of the Company’s consolidated net sales for the year ended December 31, 2010, while the other Brazilian regions (North, Northeast, Center West and South regions) in the aggregate accounted for the remaining consolidated net sales for the year ended December 31, 2010.  In addition, none of these regions represents individually more than 10% of the consolidated net sales.”

SEC Comment No. 5

Please expand your discussion under results of operations for all periods to quantify the material factors, or any multiple factors, you cite as impacting a single financial statement line item.  For example, you disclose that net sales revenue and gross profit in the food retail segment increased due to “the good sales performance, especially of beverages and personal care & household cleaning products” and as a result of opening new stores, but is unclear to what extent each of these factors impacted your results of operations.  Refer to Item 5.A.1 of Form 20-F and provide us with your proposed disclosure.

Response to Comment No. 5

The Company will provide the following revised explanations in Item 5A. Operating Results:

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated

Net sales. Net sales increased by 38.4%, or R$8,898.9 million, from R$23,192.8 million in 2009 to R$32,091.7 million in 2010, mainly due to R$3,017.0 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and R$2,507.3 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.  Beside the effects of these consolidations, the increase in net sales was also due to (i) increased net sales in the e-commerce segment of 172.4% or R$1,078.3 million, (ii) the opening of new stores in the food retail segment, and (iii) increased same-stores sales in all business segments.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

   Gross profit. Gross profit increased by 37.7%, or R$ 2,151.2 million, from R$5,699.0 million in 2009, to R$7,850.2 million in 2010, mainly due to R$727.1 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$595.1 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Beside the effects of these consolidations, the increase in gross profit was also due to increased sales in the food retail and cash-and-carry segments.  Our gross margin remained relatively stable from 24.6% in 2009 to 24.5% in 2010.  While there was an increased participation in net sales of the cash-and-carry segment, a business segment with lower margins, from 8.5% in 2009 to 9.2% in 2010, we increased sales in the home appliance segment, a business segment with higher margins, driven by the FIFA Soccer World Cup, leading to higher sales in this segment.

Selling, general and administrative expenses increased by 38.3%, or R$1,602.5 million, from R$4,179.6 million in 2009 to R$5,782.1 million in 2010, mainly due to R$629.3 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and R$473.3 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Beside the effects of these consolidations, the increase in selling, general and administrative expenses was also due to increased sales in the food retail segment. Selling, general and administrative expenses as a percentage of net sales remained stable, at 18.0% in 2009 and 2010.

Depreciation and amortization decreased by 4.3%, or R$19.8 million, from R$459.9 million in 2009 to R$440.1 million in 2010.  The R$19.8 million represents the net result between the change in the estimate of useful life of certain property and plant assets during 2010, which resulted in an amount of R$90.9 million related to the extension of the useful life of those assets, and the increase of R$110.7 million related to the opening of new stores, the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.

Other operating expenses, net decreased by 66.6%, or R$51.9 million, from R$77.9 million in 2009 to R$26.0 million in 2010.  Other operating income decreased in 2010 compared with 2009.  In 2009, we received a non-recurring payment of R$600.0 million from Itaú Unibanco related to the amendment of the FIC partnership and we also recorded revenue from extemporaneous tax credits, while in 2010 other operating income consisted primarily of a R$454.0 million gain resulting from the Association with Nova Casa Bahia.  In addition, other operating expenses decreased in 2010 compared with 2009.  In 2009, we incurred greater other operating expenses mainly due to the write-off of unrealizable tax credits and effects of the enrollment in the tax installment payment program (REFIS).  In 2010, other operating expenses consisted primarily of additional provisions for lawsuits.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Net financial expenses increased by 223.4%, or R$568.5 million, from R$254.5 million in 2009 to R$823.0 million in 2010, mainly due to R$146.7 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and R$125.4 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.  The increase resulted primarily from the sale by Globex (Ponto Frio) and Nova Casa Bahia of receivables at a discount to third parties to meet working capital needs in the home appliance segment.  The discount is considered a financial expense.  We expect Nova Casa Bahia and Globex (Ponto Frio) to continue financing their operations through sale of receivables.

Beside the consolidation of the Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, the increase in net financial expenses was also due to a R$870.0 million increase in the average notional amount of net debt to support opening of new stores and acquisitions, combined with an increase of 0.05% in the base interest rate.

Equity pickup results increased from R$5.4 million in 2009 to R$34.5 million in 2010 due to (i) the  increase in the number of FIC’s customers, (ii) capture of synergies with Banco Investcred, (iii) the beginning of Globex’s credit card operations since the third quarter of 2009, and (iv) the launch by FIC of new products related to credit cards, such as personal credit, payment of invoices in installments, among others, which increased our profitability.

Profit before income taxes, employee profit sharing and noncontrolling interest increased by 11.1%, or R$81.0 million, from R$732.5 million in 2009 to R$813.5 million in 2010 due to the decrease in other operating expenses, net and the effect in depreciation of the change in the useful life of certain assets, partially offset by the increase in net financial expenses primarily as a result of the consolidation of the results of operations of  Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, as mentioned above.

Income and social contribution taxes decreased by 7.9%, or R$7.4 million, from R$(94.0) million in 2009 to R$(86.6) million in 2010, due to an increase in non-taxable income primarily as a result of increased equity pickup results and other permanent differences. The effective tax rate on December 31, 2010 was 11.1% while in 2009 it was 13.4%.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Employees’ profit sharing increased by 8.0%, or R$2.6 million, from R$32.5 million in 2009 to R$35.1 million in 2010, mainly due to the increase in the number of employees.

Net income increased by 14.2%, or R$85.8 million, from R$606.0 million in 2009 to R$691.8 million in 2010, due to the non-taxable gain resulting from the Association with Nova Casa Bahia, the decrease in other operating expenses, net and the effect on depreciation of the change in the useful life of certain assets, partially offset by the increase in financial expenses primarily as a result of the greater effect in 2010 of the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br and Nova Casa Bahia, as mentioned above.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the four segments listed below. For further information on the segments, see note 26 to our financial statements included in this annual report.

Food Retail Segment

As of December 31, 2010, the food retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas and Extra (including Extra Fácil, Extra Supermercado and Extra Hipermercado).

Net sales increased by 11.0%, or R$2,038.6 million, from R$18,524.2 million in 2009 to R$20,562.8 million in 2010 due to (i) an increase in sales resulting from the conversion of 93 CompreBem and Sendas stores into Extra Supermercado stores, which changed the mix of products at recently converted Extra Supermercado stores to meet increased demand for higher added value products from customers who migrated from lower income classes to lower-middle income classes, (ii) more than 15% increase in sales from 2009 to 2010 at drugstores and of higher margin products, such as textile products and other general merchandise, principally at our Extra stores, (iii) the opening of new 47 stores, and (iv) an increase in same-store sales of 10.5%, partially explained by the effect of higher inflation, of 5.91%.

Gross profit increased by 11.3%, or R$558.9 million, from R$4,965.2 million in 2009 to R$5,524.1 million in 2010 due to (i) the increase in sales as a result of the opening of new stores, combined with the conversion of CompreBem  stores into Extra Supermercado stores, (ii) the negotiation of better terms and conditions with suppliers, and (iii) improved operational and sales management due to the implementation of the software DemandTec, which assisted us in determining price elasticity for our products and served to increase margins.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Depreciation and amortization decreased by 19.1%, or R$79.2 million, from R$415.5 million in 2009 to R$336.3 million in 2010. This positive effect resulted from the change in the estimate of the useful life of certain property and plant assets during 2010.

Operating profit increased by 25.8%, or R$255.0 million, from R$989.8 million in 2009 to R$1,244.8 million in 2010 due to (i) increased sales through the opening of new stores, (ii) decreased expenses as a result of a stricter cost control, and (iii) a decrease in depreciation and amortization, explained above.

Net financial expenses increased by 82.9%, or R$161.4 million, from R$194.6 million in 2009 to R$356.0 million in 2010.  The increase was mainly due to an increase in financial expenses of 49.4%, or R$213.6 million, from R$432.6 million in 2009 to R$646.2 million in 2010, primarily as a result of an increase in our net debt to support our expansion. Net debt interest expenses increased R$169.0 million, caused by (i) a R$500.0 million increase in the average notional amount of net debt, combined with an increase of 0.05% in the base interest rate and (ii) an increase of R$24.0 million in the sale of receivables.

Profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 8.7%, or R$69.2 million, from R$795.9 million in 2009 to R$865.1 million in 2010 due to (i) increased sales through the opening of new stores, (ii) decreased expenses as a result of a stricter cost control, and (iii) a decrease in depreciation and amortization, explained above.  The increase in profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest was partially offset by an increase in net financial expenses.

Cash -and-Carry Segment

As of December 31, 2010, the Assaí banner represented our cash-and-carry segment.

Net sales increased by 47.5%, or R$941.1 million, from R$1,981.8 million in 2009 to R$2,922.9 million in 2010 mainly due to (i) the opening of new 17 stores, (ii) the maturation of 12 stores opened in 2009, (iii) increased sales driven by favorable macro-economic conditions that benefitted restaurants and similar businesses, which are the main target customers of the cash-and-carry segment, and (iv) the effect of higher inflation, of 5.91%.

Gross profit increased by 45.0%, or R$131.1 million, from R$291.3 million in 2009 to R$422.4 million in 2010 due to the effects of our expansion plan and negotiation of better terms and conditions with suppliers.

Depreciation and amortization increased by 100.8%, or R$12.2 million, from R$12.1 million in 2009 to R$24.3 million in 2010 due to the opening of new stores and conversion of stores to Assaí banner.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Operating profit increased by 71.9%, or R$28.4 million, from R$39.5 million in 2009 to R$67.9 million in 2010 due to increased gross profit and continued cost control and management.

Net financial expenses increased by 404.3%, or R$37.2 million, from R$9.2 million in 2009 to R$46.4 million in 2010.  Financial expenses increased by 405.7%, or R$43.0 million, from R$10.6 million in 2009 to R$53.6 million in 2010, mainly due to (i) a R$150.0 million increase in the average notional amount of net debt to support our expansion, (ii) an increase of monetary correction primarily on judicial deposits and provisions for contingencies, and (iii) an increase in the sale of receivables.

Profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest decreased by 29.0%, or R$8.8 million, from R$30.3 million in 2009 to R$21.5 million in 2010 due to higher financial expenses.

Home Appliance Segment

As of December 31, 2010, our home appliance segment was comprised of the banners Ponto Frio and Casas Bahia.

Net sales increased by 225.8%, or R$4,783.4 million, from R$2,118.8 million in 2009 to R$6,902.2 million in 2010, mainly due to R$2,447.7 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$2,417.5 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements. Beside the effects of the consolidations, the increase was also due to (i) increased sales of electronic products, driven by the FIFA Soccer World Cup, (ii) a 24.1% increase in same-stores sales and favorable Brazilian macro-economic conditions, which benefitted the low income classes of the Brazilian population, increasing its purchasing power and access to credit.

Gross profit increased by 308.7%, or R$1,227.9 million, from R$397.8 million in 2009 to R$1,625.7 million in 2010, mainly due to R$709.7 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010 and to R$498.0 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Gross margin increased from 18.8% in 2009 to 23.6% in 2010, primarily as a result of the beginning of the integration of Nova Casa Bahia, which has higher margins, and the achievement of synergies.

Depreciation and amortization increased by 203.1%, or R$51.8 million, from R$25.5 million in 2009 to R$77.3 million in 2010, due to an increase in the number of stores resulting from the integration of 526 Casas Bahia stores and the conversion of 44 Extra Eletro stores into Ponto Frio stores.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Operating profit increased by 273.2%, or R$116.1 million, from R$(42.5) million in 2009 to R$73.6 million in 2010, mainly due to sales growth, improved gross margin, and our continued cost control and management.

Net financial expenses increased by 962.7%, or R$314.8 million, from R$32.7 million in 2009 to R$347.5 million in 2010.  Financial expenses increased by 780.8%, or R$338.1 million, from R$43.3 million in 2009 to R$381.4 million in 2010, mainly due to R$122.7 million from the consolidation of Nova Casa Bahia’s results of operations as from November 1, 2010 in our financial statements and to R$120.9 million from the consolidation of the results of operations of Ponto Frio stores in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements.  Beside the effects of the consolidations, the increase was also due to a R$220.0 million increase in the average notional amount of net debt.

To meet working capital needs, Nova Casa Bahia and Globex assign to third parties at a discount or sale of its installment payment receivables, which generates financial expenses.  We expect Nova Casa Bahia and Globex to continue financing their working capital through sale of receivables.

Profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 26.2%, or R$25.0 million, from R$(95.4) million in 2009 to R$(70.4) million in 2010 due to sales growth, improved gross margin as a result of the integration with Nova Casa Bahia and consolidation of Globex (Ponto Frio) for the full fiscal year, and continued cost control and management. This increase was partially offset by the increase in net financial expenses.

E-commerce Segment

As of December 31, 2010, our e-commerce segment consisted of our e-commerce operations through the websites Extra.com.br, PontoFrio.com.br and CasasBahia.com.br; wholesale activities (B2B), and E-Hub.

Net sales increased by 172.4%, or R$1,078.3 million, from R$625.5 million in 2009 to R$1,703.8 million in 2010 mainly due to (i) the transfer of the website operation Extra.com.br in April 2010 to the e-commerce segment, (ii) the consolidation in the e-commerce segment of the results of operations of CasasBahia.com.br, (iii) the incorporation of the B2B business in this segment, (iv) increased sales as a result of synergies from the joint operations of Extra.com.br and PontoFrio.com.br, which benefited from each others’ expertise and strengths, especially in the mix of products, and (v) continued good performance of the PontoFrio.com.br.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Gross profit increased by 172.0%, or R$175.8 million, from R$102.2 million in 2009 to R$278.0 million in 2010 due to sales growth and integration of other platforms. Gross margin remained stable at 16.3%.

Depreciation and amortization decreased by 8.3%, or R$0.2 million, from R$2.4 million in 2009 to R$2.2 million in 2010 due to low investments in fixed assets.

Operating profit increased by 1,325.6%, or R$233.3 million, from R$(17.6) million in 2009 to R$215.7 million in 2010 due to (i) the reorganization of the e-commerce operations within the Pão de Açúcar Group, (ii) the B2B business incorporated in this new segment, and (iii) increased sales as a result of synergies from the joint operations of Extra.com.br and PontoFrio.com.br, which benefited from each others’ expertise and strengths, especially in the mix of products.

Net financial expenses increased by 25.2%, or R$58.4 million, from R$14.7 million in 2009 to R$73.1 million in 2010. Financial expenses increased by 400.0%, or R$58.8 million, from R$14.7 million in 2009 to R$73.5 million in 2010 due to sale of receivables to support working capital needs. Working capital was necessary for the expansion of operations in this segment.

Profit (loss) before income and social contribution taxes and employees’ profit sharing and noncontrolling interest was R$(18.4) million in 2009 compared to R$(2.7) million in 2010 due to the expansion of the operations in this segment and the incorporation of Nova Pontocom in April 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Consolidated

Net sales increased by 28.6%, or R$5,160.8 million, from R$18,032.0 million in 2008 to R$23,192.8 million in 2009 due to the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our financial statements as from July 2009 totaling R$2,118.8 million.  Beside the effects of the consolidation, the increase was also due to sales growth in the food retail and cash-and-carry segments, as further explained below in “—Segment Information—Food Retail Segment” and “—Cash-and-Carry Segment,” respectively.  Our same-store sales increased by 12.7% in the period.

Gross profit increased by 19.9%, or R$ 946.5 million, from R$4,752.5 million in 2008 to R$5,699.0 due to the negotiation of better terms and conditions with suppliers, a more profitable product mix at our stores, including seasonal products, and the increased participation of the cash-and-carry and home appliance segments in our sales.  Gross margin decreased from 26.4% in 2008 to 24.6% in 2009, mainly due to increased participation in net sales of the cash-and-carry segment, which is a business segment with lower margins, and the effects of the tax substitution regime (substituição tributária) as a reduction factor in the calculation of our gross margin. Under the tax substitution regime, we are responsible for paying up-front taxes due on the entire production and sales chain for certain products, collecting the taxes due on the sale of products and transferring the taxes to the government.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Selling, general and administrative expenses increased by 21.2%, or R$731.7 million, from R$3,447.9 million in 2008 to R$4,179.6 million in 2009 due to the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our financial statements as from July 2009 totaling R$414.1 million.  Beside the effects of the consolidation, the increase was also due to sales growth.  Selling, general and administrative expenses as a percentage of net sales decreased from 19.1% in 2008 to 18.0% in 2009, primarily as a result of our continuing efforts to control expenses.

Depreciation and amortization increased by 3.9%, or R$17.2 million, from R$442.7 million in 2008 to R$459.9 million in 2009 due the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our financial statements as from July 2009, which accounted for an additional 455 stores to the Pão de Açúcar Group.

Other operating expenses, net increased by 307.9%, or R$58.8 million, from R$19.1 million in 2008 to R$77.9 million in 2009 due to write-off of unrealizable tax credits resulting from changes in the Brazilian tax legislation in the amount of R$359.0 million, the net effect of the tax installment program (REFIS) in the amount of R$342.6 million, see “Item 8A. Consolidated Statements and Other Financial Information —Legal Proceeding —Federal Tax Installment Payment Program (REFIS)” and business combination expenses in the amount of R$76.0 million.  The increase in other operating expenses was partially offset by R$600.0 million in revenue as a result of the renegotiation of the FIC partnership with Itaú Unibanco, see “Item 4A. History and Development of the Company —Amendments to the Partnership with Itaú Unibanco” and the reversal of provision for contingencies in the amount of R$107.5 million.

Net financial expenses decreased by 23.3%, or R$77.1 million, from R$331.6 million in 2008 to R$254.5 million in 2009. Financial expenses decreased by 19.6%, or R$122.5 million, from R$623.7 million in 2008 to R$501.2 million in 2009 mainly due to a decrease in net debt average notional amount of R$280.0 million and a decrease in the base interest rate of 2.28%.

Equity pickup results  increased from R$(0.5) million in 2008 to R$5.4 million in 2009 mainly due to initiatives implemented to increase Globex’s sales and profitability.  On September 30, 2009, FIC became responsible for managing Banco Investcred – BINVI, Globex’s financing arm.  While FIC adopted a strict credit policy at Banco Investcred, keeping default under control, it also implemented attractive payment conditions and pursued synergies, generating portfolio gains and strengthening its competitive position.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Profit before income taxes, employee profit sharing and noncontrolling interest increased by 43.4%, or R$221.8 million, from R$510.7 million in 2008 to R$732.5 million in 2009 mainly due increased sales in the food retail segment.  The increase was partially offset by our entering into the home appliance segment.

Income and social contribution taxes decreased by 36.1%, or R$53.2 million, from R$(147.2) million in 2008 to R$(94.0) million in 2009 due to an increase in non-taxable income primarily as a result of the partial inclusion of certain lawsuits in the Tax Installments Program of Law 11,941/09 (as further explained in note 23 of the Financial Statements). The increase in non-taxable income was also due to revenue accrued from extemporaneous tax credits.

Employee profit sharing increased by 46.4%, or R$10.3 million, from R$22.2 million in 2008 to R$32.5 million in 2009 due to a change in our profit sharing plan, pursuant to which some employees holding positions below management, such as coordinators, supervisors and specialists began to benefit from profit sharing.

Net income increased by 78.5%, or R$268.0 million, from R$341.3 million in 2008 to R$609.3 million in 2009 due to the factors discussed above.

Segment Information

We present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below.

Food Retail Segment

As of December 31, 2009, our retail segment was comprised of the banners Pão de Açúcar, Comprebem, Sendas, Extra (including Extra Fácil, Extra Supermercado and Extra Hipermercado)  and Extra Eletro.

Net sales increased by 10.5%, or R$1,755.0 million, from R$16,769.2 million in 2008 to R$18,524.2 million in 2009 due to the consolidation of the marketing program (sales pillars), which implementation started in 2008.  The focus of the program was to increase and improve the assortment of products at our stores, improve negotiation strategies with suppliers, increase advertising and provide quality service.  Our same-stores sales increased by 12.5% due to good sales performance of both food and non-food products and an increase in credit availability combined with attractive payment conditions.

Gross profit increased by 8.9%, or R$407.6 million, from R$4,557.6 million in 2008 to R$4,965.2 million in 2009 due to more advantageous negotiations with suppliers and the consolidation of a more profitable product mix. The gross margin was negatively impacted by the expansion of the ICMS tax substitution regime.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Depreciation and amortization decreased by 5.0%, or R$21.9 million, from R$437.4 million in 2008 to R$415.5 million in 2009 due to the decrease in amortization related to improvements on the property of third-parties and the renewal of leasing contracts resulting in less investments being amortized over the leasing contract period.

Operating profit increased by 23.8%, or R$190.3 million, from R$799.5 million in 2008 to R$989.8 million in 2009 due to sales growth and the decrease in operating expenses due to more strict cost control.

Net financial expenses decreased by 40.6%, or R$133.2 million, from R$327.8 million in 2008 to R$194.6 million in 2009.  Financial expenses decreased by 30.1%, or R$186.2 million, from R$618.8 million in 2008 to R$432.6 million in 2009 as a result of a decrease in the CDI interest rate, which is the index to which most of our indebtedness is exposed, from 12.3% in the end of 2008 to 9.8% in the end of 2009.

Profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest increased by 60.1%, or R$298.8 million, from R$497.1 million in 2008 to R$795.9 million in 2009 due to the increase in operating profit and the decrease in expenses due to strict cost control.

Income and social contribution taxes decreased by 10.3%, or R$13.8 million, from R$133.6 million in 2008 to R$119.8 million in 2009 due to an increase in non-taxable income as a result of our enrollment in the tax installment program (REFIS).

Cash-and-Carry Segment

As of December 31, 2009, our cash-and-carry segment was comprised of the Assaí banner.

Net sales increased by 56.9%, or R$719.0 million, from R$1,262.8 million in 2008 to R$1,981.8 million in 2009, mainly due to the opening of seven new stores and the conversion of five existing stores into the Assaí   format, most in Rio de Janeiro.  The Assaí format is characterized by low investments and high returns. Our same-stores sales in the cash-and-carry segment increased by 18.0%, driven by the optimization of over-the-counter sales.

Gross profit increased by 49.5%, or R$96.4 million, from R$194.9 million in 2008 to R$291.3 million in 2009 due to sales growth, the opening of new stores and negotiation of better terms and conditions with suppliers combined with economies of scale gains.

Depreciation and amortization increased by 128.3%, or R$6.8 million, from R$5.3 million in 2008 to R$12.1 million in 2009 due to the opening of new stores.

Operating profit decreased by 8.8%, or R$3.8 million, from R$43.3 million in 2008 to R$39.5 million in 2009 due to the opening of seven new stores and the conversion of five existing stores into the Assaí format, most in Rio de Janeiro. Although these units recorded higher sales while maintaining total operating expenses, they have not yet reached maturity.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

Net financial expenses increased by 142.1%, or R$5.4 million, from R$9.2 million in 2009 to R$3.8 million in 2010.  Financial expenses increased 116.3%, or R$5.7 million, from R$4.9 million in 2008 to R$10.6 million in 2009 due to the increase of finance leases for the acquisition of equipment.

Profit before income and social contribution taxes and employees’ profit sharing and noncontrolling interest decreased by 23.3%, or R$9.2 million, from R$39.5 million in 2008 to R$30.3 million in 2009 due to the increase in the number of employees and the maturation process of new stores.

Income and social contribution taxes increased by 5.1%, or R$0.7 million, from R$13.6 million in 2008 to R$14.3 million in 2009.

Home Appliance Segment

As of December 31, 2009, our home appliance segment was comprised of the banner Ponto Frio, including the website PontoFrio.com.

Net sales totaled R$2,118.8 million as from July 1, 2009.  The acquisition of Globex took effect for accounting purposes on July 1, 2009.  The factors that contributed to our net sales were the joint Christmas campaign of the Pão de Açúcar Group and Globex.  The campaign involved the commercial, operational and logistics areas of the Company, ensuring more competitive promotions as well as greater media presence throughout Brazil.  We also offered to our customers more attractive payment conditions during the Christmas season.

SEC Comment No. 6

Please briefly describe the profit sharing plan pursuant to which your executive officers received R$23,789,333 in compensation in fiscal 2010 and the basis upon which such executive officers participate in the plan.  Refer to Item 6.B.1 of Form 20- F and provide us with your proposed disclosure.

Response to Comment No. 6

The Company will revise the disclosure in Item 6B. Compensation to include as a last paragraph the following:

“We have established a profit sharing plan for our management, including our executive officers.  The plan and its rules have been approved by our board of directors.  The plan does not apply to our board of directors.  Under the terms of the plan, each member of our management (including our executive officers) who is beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The final amount of the profit sharing payment to an individual is based on the consolidated results of the Pão de Açúcar Group, the results of the business segment or the department, as the case may be, to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by an index applicable to all participants.  This index depends on our operating performance.”

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

SEC Comment No. 7

Please disclose the high and low market price of your ADSs for each financial quarter during your two most recently completed fiscal years.  Refer to Item 9.A.4.(b) of Form 20-F and provide us with your proposed disclosure.

Response to Comment No. 7

The Company will revise the disclosure in the table of the sixth paragraph of Item 9A.  Offer and Listing Details as follows:

“The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the NYSE:

	High	Low	High	Low	US$ Average Daily Trading Volume
Calendar Period	US$ ADSs		R$ ADSs(1)
2006(2)	46.01	25.54	98.37	54.60	9,505,171
2007	43.77	27.50	77.53	48.71	12,177,425
2008(2)	49.41	22.18	115.47	51.83	14,603,734
2009:
1st quarter	14.28	11.63	33.06	26.93	8,541,437
2nd quarter	19.69	13.99	38.43	27.31	8,971,464
3rd quarter	28.15	19.48	50.05	34.64	10,271,504
4th quarter	37.78	27.93	65.79	48.63	18,562,137
2010:
1st quarter	38.87	31.90	69.22	56.82	20,101,111
2nd quarter	36.50	29.15	65.76	52.51	22,684,079
3rd quarter	37.05	32.00	62.77	54.21	31,911,583
4th quarter	42.26	35.43	70.41	59.03	26,967,500

______________
(1)   Converted into U.S. dollars at the U.S. dollar-Brazilian real exchange rate in effect at the end of each period presented. See “Item 3A. Selected Financial Data — Exchange Rates.”

(2)   As restated due to the reverse stock split of the shares.”

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

SEC Comment No. 8

Please supplementally tell us whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  In this regard, we note that the consolidation of Nova Casa Bahia was excluded from your assessment of internal control over financial reporting in the year ended December 31, 2010, as disclosed in Management’s Report on Internal Control Over Financial Reporting on page F-1.  Notwithstanding management’s exclusion of Nova Casa Bahia’s internal controls from its annual assessment, please tell us whether there was any material change to your internal control over financial reporting due to the consolidation.  Refer to Questions 1 and 3 of Frequently Asked Questions (revised September 24, 2007) on Management’s Report on Internal Control Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports found here:  http://www.sec.gov/info/accountants/controlfaq.htm.

Response to Comment No. 8

The Company will revise the disclosure in Item 15. Controls and Procedures to include the following description of the effect on its internal control of the consolidation of Nova Casa Bahia’s results of operations in the Company’s consolidated financial statements as from November 1, 2010:

“As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nova Casa Bahia.  The results of operations of Nova Casa Bahia were included in the 2010 consolidated statements of Companhia Brasileira de Distribuição and subsidiaries as from November 1, 2010 and constituted R$ 2,916,499 thousand, R$ (34,416 thousand) of revenues and net losses, respectively, for the period from November 1, 2011 to December 31, 2010;  and assets of R$5,300,180 as of December 31, 2010.

The acquisition of Nova Casa Bahia did not change the internal control environment of the Company from that which existed before the acquisition. Nova Casa Bahia is a separate environment with separate processes and systems, whose financial information was consolidated in the Company’s financial statements and will be assessed for internal control purposes in 2011.”

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

SEC Comment No. 9

We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met” and that your officers concluded that your disclosure controls and procedures were effective “to provide reasonable assurance” that their objectives would be met.  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove any references to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment No. 9

The Company will revise the disclosure in Item 15. Controls and Procedures to replace the first paragraph by the following:

“Evaluation of Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports that it files or submits, under the Securities Exchange Act of 1934, was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to provide reasonable assurance that information required to be disclosed by us in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer, with the participation and assistance of other members of management, have evaluated the effectiveness, as of December 31, 2010, of the Company’s “disclosure controls and procedures,” as that term is defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2010, are effective at the reasonable assurance level.”

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

SEC Comment No. 10

Please file as material contracts the furniture supply and joint venture agreements with Bartira, and the shareholders’ agreement with Casas Bahia, or tell us why you are not required to do so.  Refer to #4 of the Instructions as to Exhibits of Form 20-F.

Response to Comment No. 10

The Company notes that the shareholders’ agreement with Casa Bahia Comercial Ltda. (“Casa Bahia”) itself has been filed with the 20-F as Exhibit 4(b)(13) – Shareholders’ Agreement dated as of July 1, 2010 among Companhia Brasileira de Distribuição, Samuel Klein, Michael Klein, Eva Lea Klein, Globex Utilidades S.A. as intervening party, Casa Bahia Comercial Ltda. and Wilkes Participações S.A..  The Company also notes that the shareholders’ agreement was filed without the exhibits because the Company believes that the exhibits are not material for an understanding of the agreement between the members of the Klein family, the sole beneficial owners of Casa Bahia (hereinafter referred to as “the partners of Casa Bahia”), and the Company.  The shareholders’ agreement was filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) according to the Brazilian securities laws in the same manner, assuring equality of information in both markets.

Separately, the Company respectfully notes that it does not consider the furniture supply agreement and the shareholders’ agreement (joint venture agreement) with Indústria de Móveis Bartira Ltda. (“Bartira”) to be material for the Company’s business and operations, as further explained below.

First, it is important to clarify that the furniture supply and joint venture agreements were entered into between the Company and Bartira within the context of the association between the Company and the partners of Casa Bahia, as disclosed in Item 4A. History and Development of the Company—Association Agreement with the Partners of Casa Bahia Comercial Ltda. In addition, the Company also discloses in Item 7B. Related Party Transactions—Furniture Supply Agreement with Bartira the main terms and conditions of the furniture supply and joint venture agreements.

Second, Bartira accounted for approximately 24% of the furniture supply to the home appliance segment for the year ended December 31, 2010, which represented 0.7% of the consolidated net sales of the Company for the same year.

Lastly, Nova Casa Bahia is not dependent on the furniture supply of Bartira.  If Bartira for any reason ceased to be a supplier, the Company believes that Nova Casa Bahia would be able to find other furniture suppliers who would supply Nova Casa Bahia with furniture of comparable quality under similar terms and conditions.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission October 14, 2011

In light of the above, in the Company’s view, the furniture supply and joint venture agreements with Bartira are not material for the Company’s business and operations and, accordingly, the Company believes it is not required to file the agreements as material contracts.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Vitor Fagá de Almeida of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ José Antônio de Almeida Filippo

José Antônio de Almeida Filippo

Chief Financial Officer

/s/ Vitor Fagá de Almeida
Vitor Fagá de Almeida
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP